

SECURI[illegible] 07003507 ON

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 395 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Evergreen Investment Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Berkeley Street
(No. and Street)

| Boston | MA | 02116 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dorothy Cosentino (617) 210-3237
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

| 99 High Street | Boston | MA | 02110 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

RECEIVED MAR 2007 SEC 151 SECTION

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Dorothy M. Cosentino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Evergreen Investment Services, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

---

---

---

Signature

Vice President, Finance

Title



Notary Public



This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


KPMG


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH, D.C.
151
SECTION

**EVERGREEN INVESTMENT SERVICES, INC.**
(A Wholly Owned Subsidiary of
Evergreen Investment Company, Inc.)

Financial Statements and Supplementary Schedules

December 31, 2006 and 2005

(With Independent Auditors' Report Thereon and
Supplemental Report on Internal Control)

**EVERGREEN INVESTMENT SERVICES, INC.**
(A Wholly Owned Subsidiary of
Evergreen Investment Company, Inc.)

December 31, 2006 and 2005

## Table of Contents


| | Page |
|---|---|
| Independent Auditors' Report | 1 |
| Statements of Financial Condition | 2 |
| Statements of Operations | 3 |
| Statements of Changes in Stockholder's Equity | 4 |
| Statements of Cash Flows | 5 |
| Notes to Financial Statements | 6 - 13 |
| Schedule 1 – Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission | 14 |
| Schedule 2 – Statement of Exemption | 15 |
| Independent Auditors' Report on Internal Control Required by Rule 17a-5 | 16 - 17 |



**KPMG LLP**
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 507 8321
Internet www.us.kpmg.com

## Independent Auditors' Report

The Board of Directors
Evergreen Investment Services, Inc.:

We have audited the accompanying statements of financial condition of Evergreen Investment Services, Inc. (the Company, a wholly owned subsidiary of Evergreen Investment Company, Inc.) as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Evergreen Investment Services, Inc. as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Boston, Massachusetts
February 28, 2007

## EVERGREEN INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Statements of Financial Condition

December 31, 2006 and 2005

| Assets | | 2006 | 2005 |
|---|---|---|---|
| Current assets: | | | |
| Cash and cash equivalents | $ | 25,302,582 | 16,171,016 |
| Receivable from affiliates (note 3) | | 20,311,184 | 32,675,906 |
| Prepaid expenses and other assets | | 8,959,765 | 9,138,487 |
| Total current assets | | 54,573,531 | 57,985,409 |
| Fixed assets, net of accumulated depreciation of $3,951,019 and $4,037,056 (note 4) | | 888,485 | 802,521 |
| Total assets | $ | 55,462,016 | 58,787,930 |
| **Liabilities** | | | |
| Current liabilities: | | | |
| Payable to affiliate (note 3) | $ | — | 1,416,694 |
| Accounts payable and accrued expenses | | 6,088,187 | 5,418,974 |
| Accrued litigation settlement (note 8) | | 5,700,000 | 8,100,000 |
| Total current liabilities | | 11,788,187 | 14,935,668 |
| Commitments and contingencies (notes 5 and 8) | | | |
| **Stockholder's Equity** | | | |
| Common stock, no par value. Authorized 40,000 shares; issued and outstanding 21,000 and 21,000 shares, respectively | | 6,693,224 | 6,693,224 |
| Retained earnings | | 36,980,605 | 37,159,038 |
| Total stockholder's equity | | 43,673,829 | 43,852,262 |
| Total liabilities and stockholder's equity | $ | 55,462,016 | 58,787,930 |

See accompanying notes to financial statements.

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Statements of Operations

Years ended December 31, 2006 and 2005

| | 2006 | 2005 |
|---|---|---|
| Revenues: | | |
| Reimbursements (note 2) | $ 63,064,633 | 70,701,950 |
| Distribution fees | 3,829,110 | 4,418,988 |
| Investment income, net (note 3) | 1,131,566 | 452,003 |
| Other income | 29,906 | — |
| Total revenues | 68,055,215 | 75,572,941 |
| Expenses: | | |
| Compensation and employee benefits (note 6) | 27,416,561 | 26,125,495 |
| Sales promotion | 28,516,332 | 29,371,471 |
| Travel and entertainment | 4,021,292 | 4,227,855 |
| Occupancy | 779,049 | 751,945 |
| Equipment | 618,170 | 864,588 |
| Communications | 445,166 | 521,108 |
| Amortization of sales commissions | 3,912,091 | 4,236,536 |
| Other | 2,117,367 | 1,600,213 |
| | 67,826,028 | 67,699,211 |
| Intercompany charges: | | |
| Corporate overhead (note 3) | 3,627,247 | 2,435,682 |
| Interest income, net (note 3) | (1,075,192) | (736,905) |
| Total expenses | 70,378,083 | 69,397,988 |
| Provision for legal contingencies (note 8) | (2,400,000) | 8,100,000 |
| Income (loss) before income tax | 77,132 | (1,925,047) |
| Income tax (benefit) expense (note 5) | 255,565 | (1,041,947) |
| Net loss | $ (178,433) | (883,100) |

See accompanying notes to financial statements.

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2006 and 2005

| | Common stock | Retained earnings | Total |
|---|---|---|---|
| Balance, December 31, 2004 | $ 6,693,224 | 38,042,138 | 44,735,362 |
| Net loss | — | (883,100) | (883,100) |
| Balance, December 31, 2005 | 6,693,224 | 37,159,038 | 43,852,262 |
| Net loss | — | (178,433) | (178,433) |
| Balance, December 31, 2006 | $ 6,693,224 | 36,980,605 | 43,673,829 |

See accompanying notes to financial statements.

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Statements of Cash Flows

Years ended December 31, 2006 and 2005

| | | 2006 | 2005 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net loss | $ | (178,433) | (883,100) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | | | |
| Depreciation | | 367,808 | 384,537 |
| Amortization of sales commission | | 3,912,091 | 4,236,536 |
| (Gain) loss on sales of fixed assets | | (11,992) | 15,952 |
| Changes in assets and liabilities: | | | |
| (Increase) decrease in receivable from affiliates | | 12,364,722 | (4,189,776) |
| Increase in prepaid expenses and other assets | | (45,192) | (3,080,811) |
| Decrease in payable to affiliates | | (1,416,694) | (362,387) |
| Increase in accounts payable and accrued expenses | | 669,213 | 1,233,136 |
| Increase (decrease) in accrued litigation settlement | | (2,400,000) | 8,100,000 |
| Commissions paid during the year | | (3,688,177) | (4,538,165) |
| Net cash provided by operating activities | | 9,573,346 | 915,922 |
| Cash flows from investing activities: | | | |
| Purchases of fixed assets | | (574,326) | (501,043) |
| Proceeds from sales of fixed asset | | 132,546 | 37,124 |
| Net cash used in investing activities | | (441,780) | (463,919) |
| Increase in cash and cash equivalents | | 9,131,566 | 452,003 |
| Cash and cash equivalents, beginning of year | | 16,171,016 | 15,719,013 |
| Cash and cash equivalents, end of year | $ | 25,302,582 | 16,171,016 |
| Supplemental disclosures: | | | |
| Income tax (paid) refunded | $ | (5,642,748) | 3,114,398 |

See accompanying notes to financial statements.

## (1) Organization

Evergreen Investment Services, Inc. (EIS or the Company) is a wholly owned subsidiary of Evergreen Investment Company, Inc. (EICO), which, in turn, is an indirect wholly owned subsidiary of Wachovia Bank, N.A. (WB), a national banking association and a wholly owned subsidiary of Wachovia Corporation (Wachovia). Evergreen Investment Management Company, LLC (EIMCO), an indirect subsidiary of EICO, serves as advisor and administrator for the Evergreen mutual funds (the Funds), which, as of December 31, 2006 and 2005, consisted of approximately 100 mutual funds.

EIS is registered as a broker-dealer under the Securities Exchange Act of 1934. Prior to May 1, 2004, EIS acted as marketing agent for the Funds and had the right to receive distribution fees directly from the Funds. Effective May 1, 2004, EIS was named distributor for the Funds. EIS assigned its right to receive these distribution fees to EIMCO.

## (2) Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The following is a summary of significant accounting policies consistently followed in the preparation of the financial statements of the Company:

### *(a) Cash and Cash Equivalents*

Cash and cash equivalents includes all cash, investments with an original maturity of less than three months, and shares of money market mutual funds. Cash and cash equivalents are substantially comprised of shares of an affiliated money market mutual fund.

### *(b) Fixed Assets*

Fixed assets consist primarily of automobiles, equipment, and computer software, and are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from two to seven years.

### *(c) Income Taxes*

The Company's results for the years ended December 31, 2006 and 2005 will be included in the consolidated federal income tax return of Wachovia. Federal income taxes are calculated as if the Company filed on a separate-return basis, and the amount of current tax or benefit calculated is either remitted to or received from Wachovia and recorded in the consolidated Wachovia tax return. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expense or benefits are also computed on a separate-entity basis.

Deferred income tax assets and liabilities are established for the expected future tax consequences attributable to temporary differences between the financial statement carrying amount and the tax basis of assets and liabilities. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in income during the period that includes the enactment date.



(Continued)

*(d) Use of Estimates*

In preparing these financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***(e) Reimbursement Policy***

The Company operates principally for the benefit of EIMCO and its affiliates. Effective January 1, 2002, the Company began assigning its rights to receive distribution fee revenue to EIMCO (see note 3(b)) and, as a result, the Company began to experience operating losses. In anticipation of these operating losses, the Company and EIMCO entered into a Loss Indemnification Agreement on January 1, 2002 in order for the Company to continue to meet its capital requirements as a registered broker-dealer. Under this agreement, EIMCO reimburses the Company for losses incurred as a result of operations.

## (3) Related-Party Transactions

The Company routinely engages in various financial transactions with affiliated companies. The Company receives credit for the collection of its receivables and is charged for the settlement of its liabilities through intercompany accounts with affiliates. The financial statements may not necessarily be indicative of the financial position that would have existed or the results of operations or cash flows that would have occurred had the Company operated as an independent enterprise. The nature of these transactions was as follows:

***(a) Receivable from/Payable to Affiliate***

The Company invests cash not required for direct operational needs in other Wachovia entities. The Company also has established a revolving line of credit with WB on which interest is payable monthly at the average federal funds rate, with a maximum available balance of $100 million. Interest income of $1,075,192 and $736,905 was earned on amounts due from affiliates during 2006 and 2005, respectively. As of December 31, 2006 and 2005, the Company was in a net due from position, with an outstanding balance of $15,627,104 and $27,248,249, respectively.

Receivables from/payable to affiliates also include unsettled balances of various amounts, primarily arising from services rendered by the Company to affiliated companies. These amounts are generally paid out within one month's time.

***(b) Assignment of Distribution Fees***

The Company has the right to receive distribution fees and certain portions of contingent deferred sales charges (CDSCs) directly from the Funds subject to certain limitations imposed by the National Association of Securities Dealers, Inc. On January 1, 2002, the Company entered into an agreement (the Assignment Agreement) with EIMCO assigning all of the Company's rights to receive these distribution fees and CDSCs to EIMCO in consideration for EIMCO financing the broker commissions on the sale of the Funds' Class B and Class C shares. Total fees and CDSCs assigned to



(Continued)

EIMCO in 2006 and 2005 under the Assignment Agreement amounted to $69,045,613 and $72,223,852, respectively.

*(c) Corporate Overhead*

As a service to its subsidiaries, WB provides services such as corporate and executive administration, including technical, treasury, financial, and legal support. The subsidiaries, including EIS, are charged monthly for their pro rata share of these services as corporate overhead.

*(d) Investment Income*

Amounts included in the statement of operations represent dividends earned on cash balances invested in affiliated money market funds.

## (4) Fixed Assets

Fixed assets included the following at December 31, 2006 and 2005:

| | | 2006 | 2005 |
|---|---|---|---|
| Automobiles | $ | 1,145,229 | 1,152,851 |
| Equipment | | 452,711 | 433,464 |
| Computer equipment | | 461,056 | 472,754 |
| Telephone equipment | | 28,533 | 28,533 |
| Computer software | | 2,751,975 | 2,751,975 |
| | | 4,839,504 | 4,839,577 |
| Less accumulated depreciation | | 3,951,019 | 4,037,056 |
| | $ | 888,485 | 802,521 |

Depreciation expense for the years ended December 31, 2006 and 2005 is $367,808 and $384,537, respectively.

## (5) Income Taxes

The provision for income taxes (benefits) for each of the years in the two-year period ended December 31, 2006 is presented below:

| | | 2006 | | |
|---|---|---|---|---|
| | | Federal | State | Total |
| Current income tax (benefit) expense | $ | (872,866) | 59,631 | (813,235) |
| Deferred income tax | | 1,068,800 | — | 1,068,800 |
| Total income tax | $ | 195,934 | 59,631 | 255,565 |



(Continued)

| | 2005 | | |
|---|---|---|---|
| | Federal | State | Total |
| Current income tax (benefit) expense | $ 2,873,605 | (674,010) | 2,199,595 |
| Deferred income tax benefit | (3,086,161) | (155,381) | (3,241,542) |
| Total income tax benefit | $ (212,556) | (829,391) | (1,041,947) |

The reconciliation of federal income tax rates and amounts to the effective income tax rates and amounts for each of the years in the two-year period ended December 31, 2006 is presented below:

| | 2006 | |
|---|---|---|
| | Amount | Percentage of pre-tax income |
| Tax at federal income tax rate | $ 26,996 | 35.0% |
| Entertainment disallowance | 189,809 | 246.1 |
| State income tax, net of federal effect | 13,286 | 17.2 |
| Change in deferred tax asset valuation allowance | 25,474 | 33.0 |
| Total income tax | $ 255,565 | 331.3% |

| | 2005 | |
|---|---|---|
| | Amount | Percentage of pre-tax income |
| Tax benefit at federal income tax rate | $ (673,766) | 35.0% |
| Entertainment disallowance | 170,924 | (8.9) |
| State income tax benefit, net of federal effect | (881,753) | 45.8 |
| Change in deferred tax asset valuation allowance | 342,648 | (17.8) |
| Total income tax benefit | $ (1,041,947) | 54.1% |



(Continued)

The sources and tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities for the each years in the two-year period ended December 31, 2006 are presented below:

| | | 2006 | 2005 |
|---|---|---|---|
| Deferred income tax assets: | | | |
| Accrued postretirement benefits | $ | 235,582 | 216,825 |
| Deferred compensation | | 1,709,034 | 1,272,138 |
| Net operating loss carryforwards | | 176,984 | — |
| Accrued expenses, deductible when paid | | 2,675,541 | 3,877,726 |
| Other | | — | 15,777 |
| Deferred income tax assets | | 4,797,141 | 5,382,466 |
| Deferred income tax assets valuation allowance | | (418,094) | (392,620) |
| Net deferred income tax assets | | 4,379,047 | 4,989,846 |
| Deferred income tax liabilities: | | | |
| Prepaid pension | | (2,164,567) | (1,638,444) |
| Deferred insurance commissions | | (712,893) | (796,254) |
| Other | | (15,239) | — |
| Deferred income tax liabilities | | (2,892,699) | (2,434,698) |
| Net deferred income tax asset | $ | 1,486,348 | 2,555,148 |

The realization of net deferred income tax assets may be based on utilization of carrybacks to prior taxable periods, anticipation of future taxable income in certain periods, and the utilization of tax-planning strategies. Management has determined that it is more likely than not that the net deferred income tax asset can be supported by carrybacks to federal taxable income in the two-year federal carryback period and by expected future taxable income which will exceed amounts necessary to fully realize remaining deferred tax assets resulting from the scheduling of temporary differences. A valuation allowance of $418,094 as of December 31, 2006 was established related to certain state deferred tax assets not expected to be utilized.

At December 31, 2006, EIS had state net operating loss carryforwards of $3,281,094 which expire in the years 2011 through 2026 if not offset against future taxable income.

The Internal Revenue Service (the IRS) is currently examining Wachovia's federal income tax returns for the years 2000 through 2003. As of December 31, 2006 the IRS has not proposed any material adjustments related to these examinations. Although the amount of any ultimate liability with respect to such examinations cannot be determined, in the opinion of management, any such liability will not have a material impact on the Company's financial position.



(Continued)

**(6) Benefit Plans**

Substantially all employees with one year of service are eligible for participation in the noncontributory defined benefit pension plan and the matching savings plan of Wachovia. In addition, Wachovia provides postretirement benefits, principally health care, to employees and their beneficiaries and dependents. Wachovia allocates expense to the Company for the defined benefit pension plan, matching savings plan and postretirement benefits based on employee compensation from the Company and the total cost incurred with respect to the plans on a consolidated basis. Total benefits expense for the Company for these plans for the years ended December 31, 2006 and 2005 was $1,075,361 and $928,247, respectively. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in Wachovia's retirement and postretirement plan calculations and is therefore not available.

**(7) Net Capital Requirement**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital (as defined) equal to the greater of $250,000 or 2% of aggregate debit items (as defined). Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2006 and 2005, EIS had net capital of $13,008,343 and $911,928, which was $12,758,343 in excess of and $(83,783) less than its required minimum net capital of $250,000 and $995,711, respectively.

**(8) Regulatory Matters and Litigation**

Since September 2003, governmental and self-regulatory authorities have instituted numerous ongoing investigations of various practices in the mutual fund industry, including investigations relating to revenue sharing, market-timing, late trading and record retention, among other things. The investigations cover investment advisors, distributors and transfer agents to mutual funds, as well as other firms. EIMCO, the Company and Evergreen Service Company LLC (collectively, Evergreen) have received subpoenas and other requests for documents and testimony relating to these investigations, are endeavoring to comply with those requests, and are cooperating with the investigations.

Evergreen is continuing its own internal review of policies, practices, procedures and personnel, and is taking remedial action where appropriate.



(Continued)

In connection with one of these investigations, on July 28, 2004, the staff of the Securities and Exchange Commission (SEC) informed Evergreen that the staff intends to recommend to the SEC that it institute an enforcement action against Evergreen. The SEC staff's proposed allegations relate to (i) an arrangement pursuant to which a broker at one of EIMCO's affiliated broker-dealers had been authorized, apparently by an EIMCO officer (no longer with EIMCO), to engage in short-term trading, on behalf of a client, in Evergreen Mid Cap Growth Fund (formerly Evergreen Small Company Growth Fund and prior to that, known as Evergreen Emerging Growth Fund) during the period from December 2000 through April 2003, in excess of the limitations set forth in the fund's prospectus, (ii) short-term trading from September 2001 through January 2003, by a former Evergreen portfolio manager, of Evergreen Precious Metals Fund, a fund he managed at the time, (iii) the sufficiency of systems for monitoring exchanges and enforcing exchange limitations as stated in the fund's prospectuses, and (iv) the adequacy of e-mail retention practices. In connection with the activity in Evergreen Mid Cap Growth Fund, EIMCO reimbursed the fund $378,905, plus an additional $25,242, representing what EIMCO calculated at that time to be the client's net gain and the fees earned by EIMCO and the expenses incurred by this fund on the client's account. In connection with the activity in Evergreen Precious Metals Fund, EIMCO reimbursed the fund $70,878, plus an additional $3,075, representing what EIMCO calculated at that time to be the portfolio manager's net gain and the fees earned by EIMCO and expenses incurred by the fund on the portfolio manager's account. Evergreen is currently engaged in discussions with the staff of the SEC concerning its recommendation.

The staff of the National Association of Securities Dealers (NASD) has notified the Company that it has made a preliminary determination to recommend that disciplinary action be brought against the Company for certain violations of the NASD's rules. The recommendation relates principally to allegations that the Company (i) arranged for fund portfolio trades to be directed to broker-dealers (including Wachovia Securities, LLC, an affiliate of the Company) that sold Evergreen Fund shares during the period January 2001 to December 2003 and (ii) provided noncash compensation by sponsoring offsite meetings attended by Wachovia Securities, LLC brokers during that period. EIS is cooperating with the NASD staff in its review of these matters. In December 2006, EIS reached a settlement with NASD regarding these matters. See note 9.

Any resolution of these matters with regulatory authorities may include, but not be limited to, sanctions, penalties or injunctions regarding Evergreen, restitution to mutual fund shareholders and/or other financial penalties and structural changes in the governance or management of Evergreen's mutual fund business. Any penalties or restitution will be paid by Evergreen and not by the Evergreen funds. Accordingly, as of December 31, 2006 and 2005, EIS had litigation reserves in the amount of $5,700,000 (including $4,200,000 related to the NASD matter) and $8,100,000, respectively, representing the Company's allocated portions of management's best estimate of the total amount that would be required to be paid to settle the above matters. This was reimbursed by EIMCO.

In addition, the Evergreen funds and EIMCO and certain of its affiliates, including the Company, are involved in various legal actions in the normal course of business, including private litigation and class action lawsuits. At this time, it can not be determined whether these actions will have any adverse effect on the financial position or financial results of the Company. Currently reserves have not been recorded in the books and records of the Company for these legal matters. In the opinion of management, the final disposition of these matters will not have a material adverse effect on the financial condition or results of operations of the Company.

**(9) NASD Settlement**

EIS has entered into an agreement with the NASD settling allegations that EIS (i) arranged for Evergreen fund portfolio trades to be directed to Wachovia Securities LLC, an affiliate of EIS that sold Evergreen fund shares during the period of January 2001 to December 2003 and (ii) provided noncash compensation by sponsoring offsite meetings attended by Wachovia Securities LLC brokers during that period, where eligibility of a broker to attend the meetings depended upon the broker meeting certain sales targets of Evergreen fund shares. Pursuant to the settlement agreements, EIS has agreed to a censure and a fine of $4,200,000. EIS neither admitted nor denied the allegations and findings set forth in its agreement with NASD.

Schedule 1

**EVERGREEN INVESTMENT SERVICES, INC.**
(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Computation of Aggregate Indebtedness and Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

| | | |
|---|---|---|
| Net capital: | | |
| Total stockholder's equity | $ | 43,673,829 |
| Deductions and/or charges: | | |
| Receivable from affiliates | | (20,311,184) |
| Prepaid expenses and other assets | | (8,959,765) |
| Fixed assets, net | | (888,485) |
| Net capital before haircuts on securities positions | | 13,514,395 |
| Haircut on investment in money market mutual fund | | (506,052) |
| Net capital | $ | 13,008,343 |
| Aggregate indebtedness: | | |
| Total liabilities | $ | 11,788,187 |
| Computation of basic net capital requirement: | | |
| Minimum net capital required: | $ | 250,000 |
| Net capital in excess | $ | 12,758,343 |
| Minimum NSCC requirement | $ | 300,000 |
| Net capital in excess of NSCC requirement | $ | 12,708,343 |

As required by the Securities and Exchange Commission (the SEC), the Company has filed financial statements in the form prescribed by the SEC on Part IIA of the FOCUS report as of December 31, 2006 (the Filing).

There are no material differences between the amounts reported above and the amounts reported in the Company's unaudited Focus report Part IIA as of December 31, 2006. Therefore, no reconciliation of the two computations is deemed necessary.

Schedule 2

# EVERGREEN INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Statement of Exemption

December 31, 2006

The Company is exempt from the provisions of rule 15c3-3 of the Securities Exchange Act of 1934 under Subsection (k)(1). During the year ended December 31, 2006. The Company was in compliance with the conditions for the exemption.



A control deficiency exists when the design or operation of a control does not allow management or employers in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and management of the Company, the SEC, the National Association of Security Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Boston, Massachusetts
February 28, 2007

END